UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 31, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
US$350 million Revolving Credit Facility
31 August 2015
Dear Sirs,
Sibanye Gold Limited (“Sibanye”, the “Company”) is pleased to announce the successful conclusion of a US$350,000,000 revolving credit facility which was concluded on 20 th
August 2015.
Bank of America Merrill Lynch and HSBC acted as Bookrunners, Joint Coordinators and Mandated
Lead Arrangers, with Bank of America Merrill Lynch acting as Facility Agent and HSBC acting as
Documentation Agent for the Facility.
Details of the facility are as follows:
Borrower:
Sibanye Gold Limited
Facility Amount:
US$300,000,000 Revolving Credit Facility with US$50,000,000 accordion option
Purpose:
Working capital and general corporate purposes
Tenor:
3 years
Margin:
LIBOR plus 2.0 per cent. per annum
“This is a considerable vote of confidence in the prospects for Sibanye Gold by a number of leading global financial institutions,” said Charl Keyter, Chief Financial Officer of Sibanye Gold “The facility has been secured for general corporate purposes and in addition to our existing R4.5 billion facility, will provide significant financial flexibility for the company”.
Mandated Lead Arrangers
Bank of America Merrill Lynch International Limited, Credit Suisse, HSBC Bank plc

Lead Arrangers
Bank of Montreal, Citi, Goldman Sachs Bank USA, J.P. Morgan Limited, Nedbank CIB, RBC Capital
Markets
About Sibanye
Sibanye is an independent, South African-domiciled mining group, which currently owns and operates four underground and surface gold operations – the Cooke, Driefontein and Kloof operations in the West Witwatersrand region, and the Beatrix Operation in the southern Free State province. In addition to its mining activities, the Group owns and manages significant extraction and processing facilities at the operations where the gold-bearing ore is treated and processed before it is refined. The Group has a number of organic projects including the West Rand Tailings Retreatment
Project (WRTRP) on the Far West Rand and the Burnstone project on the South Rand of Gauteng province, as well as the Beisa North, Beisa South, Bloemhoek, De Bron-Merriespruit, Hakkies and
Robijn projects in the Free State.
Sibanye is the largest individual producer of gold from South Africa and is one of the world’s 10 largest gold producers. In 2014, the Group produced 49,432kg (2013: 44,474kg) or 1.59Moz (2013:
1.43Moz) of gold at an All-in cost of R375,854/kg (2013: R354,376/kg) or US$1,080/oz (2013:
US$1,148/oz) and invested R3.3 billion (2013: R2.9 billion) in capital at its operations.
In 2014, in line with the Company’s strategy to create value by extending the operating lives of
Group assets and in support of our dividend yield strategy, Sibanye assumed control of the Cooke underground and surface operations from Gold One International Limited; concluded the acquisition of Witwatersrand Consolidated Gold Resources Limited (Wits Gold), a JSE and Toronto Stock
Exchange listed gold and uranium exploration company with significant gold resources in South
Africa; and exercised the option held by Wits Gold to acquire the Burnstone gold mine from the previous owner, Great Basin Gold Limited.
At December 2014, Sibanye held gold Reserves of 28.4 Moz, (2013: 32.7 Moz restated) and uranium
Reserves of 102.5 Mlb (2013: 102.827 Mlb restated).
Sibanye is listed on the JSE Limited in South Africa (primary listing) and the New York Stock Exchange
(NYSE), with a current market cap of USD 1.5bn.
For any further enquiries, please contact:
David Pepper
Managing Director
Head of CEEMEA Loan Capital Markets
Tel: +44 20 7996 1224
david.pepper@baml.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 31, 2015
By:
/s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer